[Dorsey & Whitney LLP Letterhead - GRAPHIC OMITTED]

NOLAN S. TAYLOR
(801) 933-7366
FAX (801) 907-7487
taylor.nolan@dorsey.com

May 19, 2008

VIA EDGAR

Steve Lo
United States Securities and Exchange
Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nu Skin Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 File No. 001-12421

Dear Mr. Lo:

        On behalf of Nu Skin Enterprises, Inc. (the “Company”), we hereby submit the Company’s responses to the staff’s (the “Staff’s”) comment letter of April 28, 2008 (the “Comment Letter”). For ease of reference, we have included in bold each of the comments from the Comment Letter followed by the Company’s response to that comment.

Notes to Consolidated Financial Statements, page 73

Note 2. Summary of Significant Accounting Policies, page 73

Comment No. 1:	Please disclose your accounting policy with respect to income statement characterization of distributor commissions and incentives pursuant to EITF 01-9.

Response No. 1:	In response to the Staff's request, the Company will add the following disclosure to its Summary of Significant Accounting Policies in future filings:

Selling expenses

        Selling expenses are the Company’s most significant expense and are classified as operating expenses. Selling expenses include distributor commissions as well as wages, benefits, bonuses and other labor and unemployment expenses the Company pays to employed sales representatives in China. The Company pays monthly commissions to several levels of distributors on each product sale based upon a distributor’s personal and group product volumes, as well as the group product volumes of up to six levels of executive distributors in such distributor’s downline sales organization. The Company does not pay commissions on sales materials.

Steve Lo
May 19, 2008

        The Company’s distributors may make retail profits by purchasing products from the Company at wholesale and selling them to customers with a retail mark-up. The Company does not account for nor pay additional commissions on these retail mark-ups received by distributors. In many markets, the Company also allows individuals who are not distributors, referred to as “preferred customers,” to buy products directly from the Company at wholesale or discounted prices. The Company pays commissions on preferred customer purchases to the referring distributors.

Revenue recognition, page 74

Comment No. 2	Please disclose the amount of deferred revenue included in your consolidated balance sheets to the extent it is material.

Response No. 2:	In response to the Staff’s request, the Company notes that the total deferred revenue balance as of December 31, 2007 was $1,914,000. Approximately half of this deferred revenue relates to the Company’s web-based digital photo scanning services. The remaining portion of the deferred revenue relates primarily to unfulfilled customer credit card orders.

The Company does not provide separate disclosure for deferred revenue because it is not considered material to its overall revenue. The Company will continue to review its deferred revenue each period and will disclose this amount, if material, in future filings.

Recent accounting pronouncements, page 78

Research and Development, page 8

Comment No. 3:	We note your discussion of research and development on page 8, in which you indicate you have collaborative relationships and arrangements with independent scientists and various research institutions. Please tell us how you considered EITF 07-1 and EITF 07-3 in assessing whether to disclose the impact that these issues will have on your financial statements when adopted in a future period.

Response No. 3:	In response to the Staff’s request, the Company notes that its use of the terminology “collaborative relationships and arrangements” on page 8 is not consistent with the use of that same terminology in EITF 07-01. Accordingly, the Company will replace this wording in future filings with wording such as “we have joint research projects with …” to provide descriptions of our relationships with scientists and scientific advisory boards that are more consistent with the accounting definitions.

Steve Lo
May 19, 2008

Further, the Company has recently added the following footnote disclosures under “Recent accounting pronouncements” in the Company’s first quarter Form 10-Q report:

EITF 07-03

In June 2007, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” that would require nonrefundable advance payments made by the Company for future R&D activities to be capitalized and recognized as an expense as the goods or services are received by the Company. EITF Issue No. 07-3 is effective with respect to new arrangements entered into beginning January 1, 2008. The Company has implemented the impacts and disclosures of this standard, and it did not have a material impact on the Company’s consolidated results of operations or financial condition.

EITF 07-01

In December 2007, the FASB ratified the Emerging Issues Task Force consensus on EITF Issue No. 07-1, “Accounting for Collaborative Arrangements” that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e. parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent.”  Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective for the Company beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. The Company is currently evaluating the impacts and disclosures of this standard, but would not expect EITF Issue No. 07-1 to have a material impact on the Company’s consolidated results of operations or financial condition.

Note 7. Accrued Expenses, page 80

Comment No. 4:	Please state separately any accruals in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-X for additional guidance.

Response No. 4:	The Company respectfully advises the Staff that it has reviewed the sub-ledgers supporting its accrued expenses and has concluded that certain modified groupings would be more appropriate under the Company’s accrued expense headings. In addition, because of the other employee related accruals that could be grouped into a category that exceeds five percent of total current liabilities, the Company will add an additional breakout for “other accrued employee expenses.” The Company will revise its disclosure in future filings. For example, for the year ended December 31, 2007, the following table presents the revised disclosure (in millions):

Steve Lo
May 19, 2008

	Revised @12/31/07	As Reported @12/31/07
Accrued commissions and other payments due to distributors	$ 43.1	$ 41.1
Income taxes payable	3.1	3.1
Other taxes payable	11.9	10.9
Accrued payroll and payroll taxes	9.7	9.7
Accrued payble to vendors	9.6	9.6
Accrued severance	5.4	5.4
Other accrued employee expenses	10.8	—
Other	22.0	35.8
Total accrued expenses	$ 115.6	$ 115.6

Note 20. Commitments and Contingencies, page 93

Comment No. 5	We note that you have paid $25 million in customs duties and assessments and recorded the amount as an asset. In light of the rejection of your letters of protest and appeal regarding the assessment of this amount by the Yokohama customs officials and the Japanese Ministry of Finance, please explain to us in detail why you have not recorded an expense for these customs duties and assessments during 2006 and 2007. In your response, tell us how you considered the guidance in paragraph 8 of SFAS 5, as well as any other guidance that you considered in determining how to account for the customs duties and assessments.

Response No. 5:	As indicated in our filings with the Commission, the Yokohama customs authorities in Japan assessed us additional duties, penalties and interest in 2004 with respect to certain nutritional products based on its audit of our imports from October 2002 through 2004. In addition, from November 2004 through June of 2005, they assessed us duties in amounts greater than the amounts we determined should be assessed on these nutritional products. We disputed the total amount of additional and/or disputed assessments, together with interest and penalties in the amount of approximately $25 million. Due to the nature of the assessments, we were required to pay the assessments in order to continue our business model in Japan. Following this payment, we began the process to appeal the Yokohama customs’ assessments for both of the October 2002 through 2004 and November 2004 through June 2005 assessments relating to duties, penalties and interest. In determining how to account for this assessment and related payment, we considered the guidance set forth in Paragraph 8 of FAS No. 5.

Steve Lo
May 19, 2008

We analyzed the facts and legal issues associated with this assessment and determined that it was not probable that we would lose the appeal and fail to recover the assessment that was paid. Based on such determination, we recorded the payment of the assessment as a deposit under the “Other Assets” caption of our balance sheet. Because we also determined that it was reasonably possible that we would lose the appeal, we have disclosed this potential loss contingency in both our financial statements and our management’s discussion and analysis of financial condition and operating results as required by FAS 5 since 2004.

In making our determination that it was not probable that we would lose our appeal and fail to recover the assessment, we consulted with several advisors, including our outside legal counsel, our internal tax and customs personnel, and our outside customs advisors. Based on these consultations, we determined we had strong legal arguments that would support our position as more fully described below. In addition, we believe our case was also supported by the fact that we acted in good faith in relying on our discussions and negotiations with the customs authorities and their advance approval of the structure of the import transactions.

The primary legal issue in the case is whether the relevant import transaction is a sale between our third party manufacturers and our Japan affiliate, or a sale between our US affiliate and our Japan affiliate. In 1999, we worked with the Yokohama customs authorities to restructure the form of the relevant transactions in order to have the import transaction be characterized as a sale between our third party manufacturers and our Japan affiliate, and thus have the duties assessed on the price paid to our third party manufacturers. With the input and guidance of the Yokohama customs authorities, we restructured the form of the transaction and the agreements between the relevant parties based on these discussions so that our other Nu Skin affiliates would be acting on behalf of our Japan affiliate with respect to the purchase of these products rather than as a buyer/seller. Our Japan affiliate entered into a Memorandum of Understanding with each of our third party manufacturers of the relevant products, which provided that our Japan affiliate was the purchaser of the products and that our US affiliate was acting for and on behalf of our Japan affiliate with respect to these products. Our Japan affiliate also entered into a Memorandum of Understanding with our US affiliate documenting the same agency relationship. We believe that these legal documents establish that our US affiliate was acting as an agent and not buyer and seller of the relevant products.

The additional assessment of duties by the Yokohama customs authorities was based on their re-characterizing the transaction as a sale between our US affiliate and our Japan affiliate for custom law purposes despite the legal form of the transaction. It is our understanding that such re-characterization is a common practice under customs assessments. We do not believe the legal documentation supports the re-characterization of these transactions. Yokohama customs have raised several issues to support their re-characterization, including the fact that we have treated the relevant transaction as a sale between our US affiliate and Japan affiliate for income tax purposes. However, we believe that the relevant income tax and transfer pricing rules and regulations apply different standards and that it was proper for us to treat these transactions as a sale for transfer pricing and income tax purposes.

Steve Lo
May 19, 2008

We appealed the decision of the customs authorities through the administrative appeals process with the Ministry of Finance. Although we thought there was a reasonable possibility that we would prevail in the administrative proceedings, we were not surprised to lose our appeal at this level as it is our understanding that the administrative appeal process also allowed for the re-characterization of the legal form of the transaction. Based on input from our legal counsel, we believed it was likely that we would need to ultimately take the matter to the judicial system in order to prevail. Following the adverse result in the administrative appeal, we again made an additional assessment of the likelihood of success based on input from our outside counsel and determined that it was still probable that we would prevail in the judicial appeal.

In administrative proceedings in Japan, re-characterization of the facts for administrative purposes is often supported. In judicial proceedings in Japan in recent years, however, such re-characterization of the facts has not been supported unless there is a particular provision in the law which specifically allows for re-characterization. In our case, the re-characterization of the facts by the Yokohama customs was allowed in the administrative proceedings as expected. As indicated by judicial proceedings in recent years, this would not be the case in litigation and the court would not accept re-characterization, which means that the customs authorities need to demonstrate there exists sales between our US affiliate and our Japan affiliate under civil laws. As indicated above, we have strong legal evidence which supports the position that our US affiliate entered into sales agreements with vendors on behalf of our Japan affiliate as its agent and not as a principal. We believe that this evidence will lead the court to the conclusion that there are sales between our third party manufacturers and our Japan affiliate for the civil law purposes, under applicable agency principles. Based on our most recent analysis, we continue to believe that it is probable we will prevail in our appeal through the judicial system.

Acknowledgment

        As requested by the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Steve Lo
May 19, 2008

        We believe that these responses address the comments raised by the Staff. If you have any questions, please contact the undersigned at (801) 933-7360.

Sincerely, /s/ Nolan S. Taylor Nolan S. Taylor

cc:        Matthew Dorny, Esq.